October 2, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Larry Spirgel Assistant Director Division of Corporation Finance
     Re: SK Telecom Co., Ltd. Annual Report on Form 20-F
Dear Mr. Spirgel:
     Reference is made to your letter dated September 18, 2009 (the “Comment Letter”) addressed to SK Telecom Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008, which was filed with the Commission on June 30, 2009. The Comment Letter specified that a response was to be provided within ten business days (that is, on or before October 2, 2009) or, alternatively, that the Company inform the Staff of when it will provide a response.
     In order to more fully respond to the Comment Letter, the Company would be grateful for the opportunity to gather additional facts and to engage in a more detailed review and discussion of the comments raised by the Staff. As discussed between the Company’s outside counsel and the Staff, the Company believes that it will be able to provide its responses to the Staff by no later than October 16, 2009. Accordingly, we would be grateful if the Staff would allow the Company to respond to the Comment Letter by October 16, 2009.

Mr. Larry Spirgel
Securities and Exchange Commission, p. 2
     If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the Company’s Investor Relations Department, to the attention of Kyung-hwan Chung at +82-2-6100-1635 (fax:+82-2-6100-7827), or the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Dong Chul Kim at (852) 2532-3728 (fax: 852-2160-1063).

Sincerely,
/s/ Dong-Hyun Jang
Dong-Hyun Jang
Chief Financial Officer

cc:	Robert S. Littlepage Jr. Accounting Branch Chief Division of Corporation Finance

Melissa Kindelan Staff Accountant Division of Corporation Finance

Jinduk Han Partner Cleary Gottlieb Steen & Hamilton LLP